Exhibit 99.2

Navios Maritime Holdings Inc. Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2016

•	$113.1 million revenue for Q3 2016

•	$2.1 million net cash from operating activities for Q3 2016

•	$38.5 million adjusted EBITDA for Q3 2016

•	$163.3 million of cash as of September 30, 2016

•	Liability Management:

•	Unsecured bond repurchases

•	Series G and Series H ADS Exchange Program

•	Low cost structure - $1,274 expected reduction in 2017 daily cash breakeven

•	Chartering strategy – positioned to capture market improvement

MONACO, Nov. 22, 2016 (GLOBE NEWSWIRE) — Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE:NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the third quarter and nine months ended September 30, 2016.

Angeliki Frangou, Chairman and Chief Executive Officer, stated, “We emphasize cost management, and Navios Holding’s operating cost (G&A plus Opex) is one of the lowest in the industry when compared to our publicly listed shipping peers. We have engaged in a number of initiatives that reduce our 2017 daily cash breakeven by an expected $1,274 or 10.4%. These initiatives include repurchasing about $60 million in face value of our unsecured bonds, reducing the average cost of our charter-in fleet and reducing amortization payments on our commercial bank debt. We have also repurchased $61 million or 36% of the preferred shares outstanding.”

Angeliki Frangou continued: “On the revenue side, we outperformed the spot market through Q3 by approximately 50%. This added over $40.0 million in charter revenue compared to what we would have recorded if we had chartered out vessels at the average spot market rate.”

HIGHLIGHTS – RECENT DEVELOPMENTS

Unsecured Bond Repurchases

Since July 2016, the Company has bought back a total of $58.9 million in par value of its 8 1/8% Senior Notes due 2019 by using $30.5 million of cash.

Other Debt Developments

In September 2016, Navios Holdings entered into a $70.0 million secured credit facility with Navios Maritime Acquisition Corporation. This facility has a fixed interest rate of 8.75% compounded semi-annually to be paid upon maturity on November 15, 2018. As of September 30, 2016, the amount drawn was $50.0 million.

In October 2016, the Company prepaid $15.3 million in one of its secured credit facilities, using $13.8 million cash, thus achieving a $1.5 million benefit to nominal value.

The Company entered into a new facility to refinance one Capesize vessel. The amount drawn under the new facility was $16.1 million. The first instalment will be due 15 months from the loan drawdown. The credit facility bears interest at LIBOR plus 300 bps per annum. The loan has a tenor of six years and an amortization profile of 18 years.

Series G and Series H ADS Exchange Program

On November 8, 2016, the Company announced the completion of its offer to exchange its Series G and Series H Cumulative Redeemable Preferred Shares. A total of 24,431 Series G and Series H were validly tendered representing an aggregate nominal value of $61.1 million. We reduced our annual dividend obligation by $5.3 million and we also eliminated $4.0 million of accrued dividends. The consideration for the exchange comprised of $8.7 million in cash and the issuance of a total of 7.6 million shares of common stock representing a 28% to par cost.

Low Cost Structure - $1,274 Expected Reduction in 2017 Daily Cash Breakeven

Navios Holdings is expected to achieve a reduction of $1,274 in 2017 daily cash breakeven based on the following initiatives:

•	Reduction in bank debt cash requirements by $11.4 million for the next 15 months

•	Reduction of annual interest expense by $4.8 million though its $58.9 million unsecured bond repurchases

•	Reduction in cash breakeven of its chartered-in fleet following the chartering of seven new vessels at an average daily charter-in cost of $6,827 for 2017

The total estimated available days of the Core Fleet, as detailed in Exhibit II, are 23,296, including 2,555 days added after charter-in fleet reconfiguration.

Time Charter Coverage – Positioned to Capture Market Improvement

Navios Holdings controls a fleet of 66 vessels totaling 6.7 million dwt, of which 40 are owned and 26 are chartered-in under long-term charters. Navios Holdings currently operates 59 vessels (19 Capesize, 19 Panamax, 19 Ultra Handymax and two Handysize vessels) totaling 6.0 million dwt. The current average age of the operating fleet is 7.8 years. Additionally, Navios Holdings has seven charter-in vessels expected to be delivered at various dates beginning in the fourth quarter of 2016 through the first quarter of 2017.

As of November 14, 2016, Navios Holdings has chartered-out 93.2% (including 20.6% days at index-linked charters), and 35.2% (including 26.7% days at index-linked charters) of available days for the remaining three months of 2016 and for 2017, respectively, which are expected to generate $29.9 million and $18.6 million in base revenue, respectively. The average daily charter-out base rate for the Core Fleet is estimated at $7,829 and $9,341 for the remaining three months of 2016 and for 2017, respectively. The average daily charter-in rate for the active long-term charter-in vessels for the remaining three months of 2016 is estimated at $12,187.

The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”) and vessels servicing contracts of affreightment (collectively, the “Core Fleet”).

Exhibit II provides certain details of the Navios Holdings’ fleet. It does not include the fleet of Navios Logistics.

Earnings Highlights

EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share are non-U.S. GAAP financial measures and should not be used in isolation or as a substitution for Navios Holdings’ results calculated in accordance with U.S. GAAP.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share of Navios Holdings (including Navios Logistics), and EBITDA of Navios Logistics (on a stand-alone basis), and a reconciliation of such measures to the most comparable measures calculated under U.S. GAAP.

Third Quarter 2016 and 2015 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The third quarter 2016 and 2015 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Three Month Period Ended September 30, 2016	Three Month Period Ended September 30, 2015
	(unaudited)	(unaudited)
Revenue	$113,087	$130,955
Net Loss	$(27,503)	$(22,061)
Adjusted Net Loss (2) (3)	$(22,420)	$(20,278)
Net cash provided by operating activities	$2,140	$20,639
EBITDA	$46,389	$37,755
Adjusted EBITDA (1) (2)	$38,465	$39,538
Basic Loss per Share	$(0.30)	$(0.25)
Adjusted Basic Loss per share (2) (3)	$(0.25)	$(0.23)

(1)	Adjusted EBITDA for the three months ended September 30, 2016 exclude (a) gain on bond extinguishment of $16.0 million and (b) $8.0 million loss relating to our share in Navios Maritime Partners L.P. (“Navios Partners”) impairment losses.
(2)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss Per Share for the three months ended September 30, 2015 have been adjusted to exclude $1.8 million non-cash loss on available-for-sale securities.
(3)	Adjusted Net Loss and Adjusted Basic Loss Per Share for the three months ended September 30, 2016 exclude the amounts referred to in footnote (1) above as well as $13.0 million write-off of intangible assets due to the early redelivery of a charter-in vessel.

Revenue from dry bulk vessel operations for the three months ended September 30, 2016 was $49.7 million as compared to $63.6 million for the same period during 2015. The decrease in dry bulk revenue was mainly attributable to (i) a decrease in available days of our fleet by 1,030 days, mainly due to a decrease in short-term charter-in and long-term charter-in fleet available days; and (ii) the decline in the freight market during 2016, as compared to the same period in 2015.

Revenue from the logistics business was $63.4 million for the three months ended September 30, 2016 as compared to $67.3 million for the same period during 2015. The decrease was mainly attributable to (i) a decrease in the volume of cargo moved in the dry port terminal; and (ii) a decrease in the number of available days of the cabotage fleet, and was partially mitigated by an increase in sales of products in the liquid terminal.

Net Loss of Navios Holdings was $27.5 million and $22.1 million for the three months ended September 30, 2016 and 2015, respectively. Net Loss was affected by the items described in the table above. Excluding these items, Adjusted Net Loss of Navios Holdings for the three months ended September 30, 2016 was $22.4 million as compared to $20.3 million for the same period of 2015. The $2.1 million increase in Adjusted Net Loss was mainly due to (i) an increase in depreciation and amortization by $1.0 million; (ii) a decrease in Adjusted EBITDA by $1.0 million; (iii) an increase in amortization for deferred drydock and special survey costs of $0.4 million; (iv) an increase in income tax expense of $0.3 million; and (v) an increase in share-based compensation expense of $0.1 million. This overall increase of $2.8 million was partially mitigated by a decrease in interest expense and finance cost, net by $0.7 million.

Net income of Navios Logistics was $2.8 million for the three month period ended September 30, 2016 as compared to $10.6 million for the same period in 2015.

Adjusted EBITDA of Navios Holdings for the three months ended September 30, 2016 decreased by $1.0 million to $38.5 million as compared to $39.5 million for the same period of 2015. The $1.0 million decrease in Adjusted EBITDA was primarily due to (i) a $17.9 million decrease in revenue; and (ii) a $9.5 million decrease in equity in net earnings from affiliated companies. This overall decrease of $27.4 million was partially mitigated by (i) a $21.6 million decrease in time charter, voyage and logistics business expenses; (ii) a $2.9 million decrease in net income attributable to noncontrolling interest; (iii) a $1.0 million decrease in other expense, net; (iv) a $0.6 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (v) a $0.3 million decrease in general and administrative expenses (excluding share-based compensation expenses).

EBITDA of Navios Logistics was $19.1 million for the three month period ended September 30, 2016 as compared to $26.2 million for the same period in 2015.

Nine Months Ended September 30, 2016 and 2015 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the nine month period ended September 30, 2016 and 2015 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Nine Month Period Ended September 30, 2016	Nine Month Period Ended September 30, 2015
	(unaudited)	(unaudited)
Revenue	$320,307	$369,074
Net Loss	$(61,384)	$(73,552)
Adjusted Net Loss (2) (3)	$(56,301)	$(71,769)
Net cash provided by operating activities	$42,277	$22,378
EBITDA	$122,867	$96,701
Adjusted EBITDA (1) (2)	$114,943	$98,484
Basic Loss per Share	$(0.69)	$(0.81)
Adjusted Basic Loss per share (2) (3)	$(0.64)	$(0.80)

(1)	Adjusted EBITDA for the nine months ended September 30, 2016 exclude (a) gain on bond extinguishment of $16.0 million and (b) $8.0 million loss relating to our share in Navios Partners’ impairment losses.
(2)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss Per Share for the nine months ended September 30, 2015 have been adjusted to exclude $1.8 million non-cash loss on available-for-sale securities.
(3)	Adjusted Net Loss and Adjusted Basic Loss Per Share for the nine months ended September 30, 2016 exclude the amounts referred in footnote (1) above as well as $13.0 million write-off of intangible assets due to the early redelivery of a charter-in vessel.

Revenue from dry bulk vessel operations for the nine months ended September 30, 2016 was $142.9 million as compared to $170.4 million for the same period during 2015. The decrease in dry bulk revenue was mainly attributable to (i) a decrease in available days of our fleet by 1,056 days, mainly due to a decrease in short-term charter-in and long-term charter-in fleet available days; and (ii) the decline in the freight market during 2016, as compared to the same period in 2015.

Revenue from the logistics business was $177.4 million for the nine months ended September 30, 2016 as compared to the $198.7 million for the same period of 2015. This decrease was mainly attributable to (i) a decrease in sales of products in the liquid terminal, due to lower volume and price of products sold; (ii) a decrease in products transported in the dry and liquid port terminals; and (iii) a decrease in the number of available days of the cabotage fleet. This overall decrease was partially mitigated by an increase in dry and liquid cargoes transported in the barge business.

Net Loss of Navios Holdings was $61.4 million and $73.6 million for the nine months ended September 30, 2016 and 2015, respectively. Net Loss was affected by the items described in the table above. Excluding these items, Adjusted Net Loss of Navios Holdings for the nine months ended September 30, 2016 was $56.3 million as compared to $71.8 million for the same period of 2015. The $15.5 million decrease in Adjusted Net Loss was mainly due to (i) an increase in Adjusted EBITDA of $16.4 million; (ii) a decrease in interest expense and finance cost, net of $2.1 million; and (iii) a decrease in depreciation and amortization of $0.6 million. This overall decrease of $19.1 million was partially mitigated by (i) an increase in income tax expense of $2.7 million; (ii) an increase of $0.6 million in amortization for deferred drydock and special survey costs; and (iii) an increase of $0.3 million in share-based compensation expense.

Net income of Navios Logistics was $15.8 million for the nine month period ended September 30, 2016 as compared to $20.9 million for the same period in 2015.

Adjusted EBITDA of Navios Holdings for the nine month period ended September 30, 2016 increased by $16.4 million to $114.9 million as compared to $98.5 million for the same period of 2015. The $16.4 million increase in Adjusted EBITDA was primarily due to (i) a $66.9 million decrease in time charter, voyage and logistics business expenses; (ii) a $15.5 million increase in other income, net; (iii) a $3.0 million decrease in general and administrative expenses (excluding share-based compensation expenses); a $2.9 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and a $1.9 million decrease in net income attributable to the noncontrolling interest. This overall increase of $90.2 million was partially mitigated by (i) a $48.8 million decrease in revenue; and (ii) a $25.0 million decrease in equity in net earnings from affiliated companies.

EBITDA of Navios Logistics was $60.9 million for the nine month period ended September 30, 2016 as compared to $64.5 million for the same period in 2015.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ dry bulk operations (excluding the Navios Logistics fleet) and its fleet performance for the three and nine month periods ended September 30, 2016 and 2015, respectively.

	Three Month Period Ended September 30, 2016	Three Month Period Ended September 30, 2015	Nine Month Period Ended September 30, 2016	Nine Month Period Ended September 30, 2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	5,215	6,245	16,373	17,429
Operating Days (2)	5,206	6,122	16,238	17,188
Fleet Utilization (3)	99.8%	98.0%	99.2%	98.6%
Equivalent Vessels (4)	57	68	60	64
TCE (5)	$9,010	$8,570	$8,102	$7,776

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	Time charter equivalent rate (“TCE”) is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, November 22, 2016, at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on earnings results for the third quarter and nine months ended September 30, 2016.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section by 8:00 am ET on the day of the call.

Conference Call details:

Call Date/Time: Tuesday, November 22, 2016, at 8:30 am ET

Call Title: Navios Holdings Q3 2016 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 9000 2820

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 9000 2820

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE:NMM) is a publicly traded master limited partnership which owns and operates container and dry cargo vessels. For more information, please visit its website at www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE:NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. (NYSE:NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit its website at www.navios-midstream.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including 2016 and 2017 cash flow generation, future contracted revenues, potential capital gains, our ability to take advantage of dislocation in the market, and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Holdings at the time these statements were made. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize and UltraHandymax vessels in particular, fluctuations in charter rates for dry cargo carriers vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission, including its Form 20-F’s and Form 6-K’s. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Holdings makes no prediction or statement about the performance of its common stock.

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$113,087	$130,955	$320,307	$369,074
Administrative fee revenue from affiliates	5,472	4,142	16,417	11,946
Time charter, voyage and logistics business expenses	(41,846)	(63,386)	(124,322)	(191,176)
Direct vessel expenses(1)	(33,269)	(33,751)	(98,028)	(100,316)
General and administrative expenses incurred on behalf of affiliates	(5,472)	(4,142)	(16,417)	(11,946)
General and administrative expenses(2)	(6,182)	(6,303)	(19,012)	(21,782)
Depreciation and amortization	(41,432)	(27,356)	(88,391)	(76,040)
Interest expense and finance cost, net	(26,809)	(27,534)	(81,257)	(83,410)
Gain on bond extinguishment	15,956	—	15,956	—
Other (expense)/income, net	(3,844)	(6,709)	5,290	(11,944)

Loss before equity in net earnings of affiliated companies	(24,339)	(34,084)	(69,457)	(115,594)
Equity in net (loss)/earnings of affiliated companies	(735)	16,828	15,641	48,708

Loss before taxes	$(25,074)	$(17,256)	$(53,816)	$(66,886)
Income tax (expense)/ benefit	(1,413)	(955)	(1,837)	888

Net loss	(26,487)	(18,211)	(55,653)	(65,998)
Less: Net income attributable to the noncontrolling interest	(1,016)	(3,850)	(5,731)	(7,554)

Net loss attributable to Navios Holdings common stockholders	$(27,503)	$(22,061)	$(61,384)	$(73,552)

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(31,490)	$(26,115)	$(73,312)	$(85,772)

Basic and diluted net losses per share attributable to Navios Holdings common stockholders	$(0.30)	$(0.25)	$(0.69)	$(0.81)

Weighted average number of shares, basic and diluted	106,423,653	106,409,052	106,157,410	105,641,650

(1)	Includes expenses of Navios Logistics of $21.0 million and $21.4 million for the three months ended September 30, 2016 and 2015, respectively and $59.1 million and $62.3 million for the nine months ended September 30, 2016 and 2015, respectively.
(2)	Includes expenses of Navios Logistics of $3.4 million and $3.1 million for the three months ended September 30, 2016 and 2015, respectively and $10.3 million and $10.6 million for the nine months ended September 30, 2016 and 2015, respectively.

NAVIOS MARITIME HOLDINGS INC.

Other Financial Data

	September 30,	December 31,
	2016	2015
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents, including restricted cash	$163,326	$176,892
Other current assets	132,844	126,067
Deposits for vessels, port terminals and other fixed assets	116,424	73,949
Vessels, port terminal and other fixed assets, net	1,844,143	1,823,961
Other non-current assets	456,048	447,151
Goodwill and other intangibles	288,876	310,793

Total assets	$3,001,661	$2,958,813

LIABILITIES AND EQUITY
Current liabilities, excluding current portion of long-term debt, net	224,539	209,912
Senior and ship mortgage notes, net	1,322,218	1,350,941
Long-term debt, including current portion of long term debt, net	276,407	230,367
Other non-current liabilities	122,042	57,041
Total stockholders’ equity	1,056,455	1,110,552

Total liabilities and stockholders’ equity	$3,001,661	$2,958,813

	Nine Month Period Ended September 30, 2016	Nine Month Period Ended September 30, 2015
	(unaudited)	(unaudited)
Net cash provided by operating activities	$42,277	$22,378
Net cash used in investing activities	$(129,409)	$(27,624)
Net cash provided by/(used in) financing activities	$82,275	$(68,950)

Disclosure of Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share are “non-U.S. GAAP financial measures” and should not be used in isolation or considered substitutes for net income/ (loss), cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States.

EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization, before income taxes and before stock-based compensation. Adjusted EBITDA represents EBITDA, excluding certain items as described under “Earnings Highlights”. Adjusted Loss and Adjusted Basic Loss per Share, represent Net Loss and Basic Loss per Share, excluding certain items as described under “Earnings Highlights”. We use EBITDA and Adjusted EBITDA as liquidity measures and reconcile EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) provision for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, and (ix) loss on sale and reclassification to earnings of available–for-sale securities and impairment charges. Navios Holdings believes that EBITDA and Adjusted EBITDA are a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that EBITDA and Adjusted EBITDA are used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA are presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations, including debt service, capital expenditures, working capital requirements and pay dividends. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and the ability to meet debt service requirements, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to those used by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Navios Logistics’ EBITDA is used to measure its operating performance.

The following tables provide a reconciliation of EBITDA and Adjusted EBITDA of Navios Holdings (including Navios Logistics) and EBITDA of Navios Logistics on a stand-alone basis:

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

Three Months Ended	September 30, 2016	September 30, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$2,140	$20,639
Net increase in operating assets	8,247	30,837
Net (increase) in operating liabilities	(3,381)	(45,771)
Net interest cost	26,809	27,534
Deferred finance charges	(1,359)	(1,135)
Provision for losses on accounts receivable	(453)	(95)
Equity in affiliates, net of dividends received	(4,857)	7,512
Payments for drydock and special survey costs	4,303	3,867
Noncontrolling interest	(1,016)	(3,850)
Loss on sale and reclassification to earnings of available for sale securities	—	(1,783)
Gain on bond extinguishment	15,956	—

EBITDA	$46,389	$37,755

Gain on bond extinguishment	(15,956)	—
Other items from affiliates (share in Navios Partner’s impairment loss)	8,032	—
Reclassification to earnings of available for sale securities	—	1,783

Adjusted EBITDA	$38,465	$39,538

Navios Logistics EBITDA Reconciliation to Net Income

Three Months Ended	September 30, 2016	September 30, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$2,807	$10,642
Depreciation and amortization	7,679	6,486
Amortization of deferred drydock and special survey costs	1,680	1,656
Interest expense and finance cost, net	5,638	6,521
Income tax expense	1,341	880

EBITDA	$19,145	$26,185

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

Nine Months Ended	September 30, 2016	September 30, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$42,277	$22,378
Net decrease/ (increase) in operating assets	20,023	(28,671)
Net (increase) in operating liabilities	(36,537)	(9,142)
Net interest cost	81,257	83,410
Deferred finance charges	(4,054)	(3,290)
Provision for losses on accounts receivable	(602)	(104)
Equity in affiliates, net of dividends received	3,248	21,674
Payments for drydock and special survey costs	7,375	19,783
Noncontrolling interest	(5,731)	(7,554)
Loss on sale and reclassification to earnings of available for sale securities	(345)	(1,783)
Gain on bond extinguishment	15,956	—

EBITDA	$122,867	$96,701

Gain on bond extinguishment	(15,956)	—
Other items from affiliates (share in Navios Partner’s impairment loss)	8,032	—
Reclassification to earnings of available for sale securities	—	1,783

Adjusted EBITDA	$114,943	$98,484

Navios Logistics EBITDA Reconciliation to Net Income

Nine Months Ended	September 30, 2016	September 30, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$15,843	$20,880
Depreciation and amortization	20,740	19,544
Amortization of deferred drydock and special survey costs	5,065	5,119
Interest expense and finance cost, net	17,671	20,069
Income tax expense/(benefit)	1,623	(1,105)

EBITDA	$60,942	$64,507

Core Fleet - Owned Vessels

EXHIBIT II

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596
Navios Galileo	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Sphera	Panamax	2016	84,872
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234

Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336
Navios Mars	Capesize	2016	181,259

Core Fleet - Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes	(2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Mercury Ocean	Ultra Handymax	2008	53,452	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,339	Yes
Navios Aldebaran	Panamax	2008	76,500	Yes
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Sea Victory	Panamax	2014	77,095	Yes
Navios Amber	Panamax	2015	80,994	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Coral	Panamax	2016	84,904	Yes
Navios Koyo	Capesize	2011	181,415	Yes
Dream Canary	Capesize	2015	180,528	Yes
Dream Coral	Capesize	2015	181,249	Yes
Navios Felix	Capesize	2016	181,221	Yes

Core Fleet - Long-term Chartered-in Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option
Kouju Lily	Handymax	Q4 2016	58,872	No
Osmarine	Panamax	Q1 2017	76,000	No
KM Imabari	Panamax	Q1 2017	76,000	No
Navios Citrine	Panamax	Q1 2017	81,000	Yes
Navios Dolphin	Panamax	Q1 2017	81,000	Yes
Equator Prosper	Capesize	Q1 2017	170,000	No
Pacific Explorer	Capesize	Q1 2017	177,000	No

Kleimar Controlled Fleet - Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
King Ore	Capesize	2010	176,800	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Navios Maritime Holdings, Inc.